EXHIBIT 99.1

NANOBIOTIX Announces License Agreement for Worldwide Co-development and Commercialization of Potential First-In-Class Radioenhancer NBTXR3

PARIS and CAMBRIDGE, Mass., July 10, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced a global licensing, co-development, and commercialization agreement with Janssen Pharmaceutica NV (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson, for the investigational, potential first-in-class radioenhancer NBTXR3.

NBTXR3 is currently being evaluated in several studies across solid tumor indications including NANORAY-312, a global Phase 3 pivotal study evaluating NBTXR3 for the treatment of patients with locally advanced head and neck cancer. NBTXR3 is also being evaluated for its potential as a systemic agent in combination with anti-PD-1 immune checkpoint inhibitors for patients with metastatic cancers.

Under the terms of the license agreement, in collaboration with the Interventional Oncology R&D Unit at Johnson & Johnson, Nanobiotix will grant Janssen a worldwide license for the development and commercialization of NBTXR3. The license is exclusive, excepting territories previously licensed to Nanobiotix partner LianBio. Dial-in information for a conference call Nanobiotix will host to discuss the agreement can be found below.

“As pioneers in the field of nanotherapeutics for the past 20 years, we knew that the true impact of our innovation in oncology would be in its potential to reach millions of patients around the world. For that, we needed to find the right partner, at the right time, with proven global development and commercialization capabilities,” said Laurent Levy, Nanobiotix chairman of the executive board. “We are delighted to collaborate with Janssen as we aim to improve the lives of patients with cancer around the world.”

Nanobiotix will receive near term cash and operational support valued up to $60 million. This includes an upfront cash licensing fee of $30 million, and in-kind regulatory and development support for study NANORAY-312 valued at up to $30 million that Janssen may provide at its sole discretion. Nanobiotix will maintain operational control of NANORAY-312 and all other currently ongoing studies, along with NBTXR3 manufacture, clinical supply, and initial commercial supply. Janssen will be fully responsible for an initial Phase 2 study evaluating NBTXR3 for patients with stage three lung cancer and will have the right to assume control of studies currently led by Nanobiotix.

Nanobiotix is eligible for success-based payments of up to $1.8 billion, in the aggregate, relating to potential development, regulatory, and sales milestones. Moreover, the agreement includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, for five new indications that may be developed by Janssen at its sole discretion; and of up to $220 million, in the aggregate, per indication that may be developed by Nanobiotix in alignment with Janssen.

Following commercialization, Nanobiotix will also receive tiered double-digit royalties on net sales of NBTXR3.

“We expect this agreement, and the collaboration it enables, to further drive the expansion of NBTXR3 development and accelerate the realization of its promise for patients in need,” said Bart van Rhijn, Nanobiotix chief financial officer. “We look forward to maximizing the value of NBTXR3 for our global stakeholders.”

Separately, Nanobiotix is eligible to receive up to $30 million in equity investments from Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) including, as part of capital increases without preferential subscription rights: (1) an initial tranche equal to the lower of 5% of the Company and $5 million; and (2) a second tranche of $25 million subject to certain maximum ownership caps in connection with a future financing.

The price of the initial tranche will be equal to $5.21 per American Depositary Share (“ADS”) if that price (1) is approved by Nanobiotix shareholders or (2) exceeds 85% of the volume-weighted average price (“VWAP”) of Nanobiotix ordinary shares on Euronext: Paris for three consecutive trading days, starting with the fourth trading day after the date of agreement, in each case if occurring within the ninety trading days following the date f the agreement. Also, JJDC may elect any time during that ninety-trading day period to instead consummate the initial tranche at a price per ADS equal to 85% of the VWAP of Nanobiotix ordinary shares on Euronext for three consecutive trading days starting with the fourth trading day after the date of the agreement. The second, $25 million tranche is conditioned upon, and at the same price as, a concurrent Nanobiotix financing with gross proceeds of at least $25 million (excluding the potential investment by JJDC) occurring prior to certain long-term development milestones or December 31, 2027, at the latest.

For illustrative purposes only1, in the event that the initial tranche is implemented at $5.21 per ADS, the dilutive impact for shareholders resulting from this capital increase would be 0.97% and JJDC group would own 2.65% of the Company’s share capital.

The transaction is subject to customary closing conditions and regulatory clearances including clearance by US antitrust authorities under the Hart-Scott-Rodino Act, and will become effective as soon as these conditions have been met.

As of the date the license agreement becomes effective, prior to utilizing the second tranche of equity investment outlined above and excluding near term development milestones, Nanobiotix expects to extend its cash runway into the first quarter of 2024.

The above statements are subject to the assumptions and risks described in the Cautionary Statement section of this press release below.

Conference Call and Webcast

Nanobiotix will host a conference call and live audio webcast on Monday, July 10, 2023, at 8:30 AM EDT / 2:30 PM CEST, prior to the open of the U.S. market. During the call, Laurent Levy, chief executive officer, and Bart van Rhijn, chief financial officer, will review the agreement and its potential impact on the Company.

Details for the call as follow:

Live (US): 1-877-423-9813
Live (FR): 0 800 912 848
Live (International): 1-201-689-8573
Call me™: click here

Participants can use guest dial-in numbers above to reach an operator, or they can click the Call me™ link for instant telephone access to the event (dial-out). The Call me™ link will be made active 15 minutes prior to scheduled start time. A live webcast of the call may be accessed by visiting the investors section of the Company’s website at www.nanobiotix.com.

It is recommended to join 10 minutes prior to the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The Company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Cautionary Statement

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “additional”, “aim”, “continue”, “could”, “drive”, “enable”, “expect”, “further”, “look forward”, “may”, “ongoing”, “potential”, “promise”, “realize”, “subject to”, “success-based”, “up to”, “will”, and “would” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the overall development of NBTXR3, including the timing and progress of clinical trials; the development of NBTXR3 pursuant to the license, agreement with Janssen (the “Agreement”) and the potential payments for which Nanobiotix is eligible under the Agreement; the potential for, and possible size of, the proposed equity investment by JJDC; and the financial position of Nanobiotix. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that conditions to closing, including necessary regulatory approvals, are not satisfied in a timely manner or at all; the risks arising from Nanobiotix’s reliance on Janssen to conduct development and commercialization activities with respect to NBTXR3, including the potential for disagreements or disputes under the Agreement; the risk that Janssen may exercise its discretion in a manner that limits the resources contributed toward the development of NBTXR3 under the Agreement or may exercise its faculty to terminate without cause the Agreement; the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data; and the risk that the Company may not be able to secure additional capital on attractive terms, if at all. Furthermore, many other important risks factors and uncertainties, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on April 24, 2023 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers – the AMF) on April 24, 2023, (copies of which are available on www.nanobiotix.com), may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

1 Illustration assumes an average price of $5.21 over the twenty (20) Nasdaq trading days preceding July 7, 2023

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